FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of February, 2003

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___	Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______	No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's press release dated February 21, 2003, announcing that Registrant is providing broadband satellite communications equipment and services to support a joint venture in Mexico between GlobalSat and Intelsat Global Services Corporation.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/Yoav Leibovitch —————————————— Yoav Leibovitch Chief Financial Officer

Dated: February 23, 2003

Feb 21, 2003

Gilat’s high-speed satellite equipment supports GlobalSat-Intelsat joint venture in Mexico
Gilat’s Skystar 360E(TM) VSAT product will power two-way satellite broadband Internet service in Mexico

Petah Tikva, Israel, February 21, 2003 — Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced it is providing broadband satellite communications equipment and services to support an important new joint venture in Mexico between GlobalSat and Intelsat Global Services Corporation.

GlobalSat is teaming with Intelsat to introduce two-way satellite broadband Internet service throughout Mexico. The service will target the small office/home office (SOHO) market, small to medium enterprises (SMEs) and remote offices of multinational corporations.

Intelsat’s Broadband Services program offers service providers worldwide a turnkey broadband-via-satellite solution that combines satellite space segment and shared-hub services from Intelsat with broadband VSAT hub and earth station equipment from Gilat.

Gilat is a worldwide leader in satellite networking technology, providing end-to-end enterprise networking, rural telephony and broadband Internet solutions to corporations, consumers and governments worldwide. Intelsat offers a complete range of wholesale global satellite services to some of the world’s largest telecom carriers, broadcasters, and corporate network and Internet service providers.

Gilat Chairman and Chief Executive Officer Yoel Gat said, “Our support of this important joint venture demonstrates our commitment to meet the VSAT equipment and services needs of the growing Mexican market, as well as other leading satellite broadband services worldwide. This initiative also represents our continued support of Intelsat’s Broadband Services program, which offers service providers the opportunity to be successful in their own markets.”

Background on Gilat’s Skystar 360E VSAT Platform
The Skystar 360E offers a two-way, satellite-based solution to enable interactive broadband Internet Protocol (IP) and multicasting applications. Two-way functionality powers applications that enable high levels of interaction, feedback and access to resources. With DVB standard and extensive IP capabilities, the Skystar 360E supports virtually any data and IP multicast application. Leveraging the reach and power of satellite, the high-speed IP platform is designed for high-performance networking between a central hub and tens to thousands of locations across wide geographical areas.

About GlobalSat
GlobalSat is one of Mexico’s leading providers of advanced satellite telecommunication services. The company is 100 percent Mexican-owned and has a strong foundation based on a decade of experience integrating satellite technology for important business groups within the country. With the help of its new technological partnership with Intelsat, GlobalSat has become Mexico’s leading Internet service provider. For more information about GlobalSat, please visit www.globalsat.com.mx.

About Intelsat Ltd.
Intelsat, Ltd. offers telephony, corporate network, video and Internet solutions around the globe via capacity on 24 geosynchronous satellites in prime orbital locations. Customers in more than 200 countries and territories rely on Intelsat satellites and staff for quality connections, global reach and reliability. For more information, visit Intelsat at www.intelsat.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America Inc. and rStar Corporation (RTRCE), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner with SES GLOBAL in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage(R), Skystar 360(TM), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:
Tim Perrott,
VP, Investor Relations (USA)
Tel: +703-848-1515
tim.perrott@spacenet.com

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com

Gilat Latin American Media Contact
Doreen Mendez (Florida
Tel: +954-851-1848

dmendez@gilatla.com